October 13, 2025

Board of Directors
Shareholders
Grindr Inc.
PO Box 69176
750 N. San Vicente Blvd.
Suite RE 1400
West Hollywood, California 90069

Dear Members of the Board of Directors and Shareholders,

We write to provide advance notice of our intent to file amendments our respective Schedules 13D on file with the Securities and Exchange Commission before market open on October 14, 2025. The forms of such amendments are set out as attachments hereto.

We would welcome the opportunity to engage with the Board of Directors to further explain our intentions and work with the Board of Directors and any Special Committee to be established. To the extent you have any questions with regard to our proposal, please feel free to contact either of us.

Sincerely,

/s/ James Fu Bin Lu
Mr. James Fu Bin Lu
Chairperson

/s/ G. Raymond Zage, III
Mr. G. Raymond Zage, III
Director